FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX - FR	January 4, 2012
NYSE - AG
Frankfurt- FMV

First Majestic Appoints Chief Information Officer

First Majestic Silver Corp. (“First Majestic” or the “Company”) is pleased to announce the appointment of Mr. Martin Palacios to the position of Chief Information Officer (“CIO”).

Mr. Palacios will be responsible for upgrading information technology infrastructure and for implementing new technology processes to assist with the Company’s long-term aggressive growth objective of becoming a senior silver producer.

Mr. Palacios brings over 20 years of information technology experience to First Majestic, including over three years with Goldcorp, a senior gold producer, where he held the position of Director of Global Applications and IT (Mexico Region). During his tenure at Goldcorp, he created and implemented the global applications framework for most of Goldcorp’s sites, standardized and automated consolidation process. Mr. Palacios was also responsible for prototyping Goldcorp’s business intelligence strategy which allows for management at Goldcorp to monitor consolidated operations on a continuous basis with operational dashboards. In addition to his experience with Goldcorp, Mr. Palacios has also consulted for Gemcom Software (a mining solution vendor), provided advisory services to the Jimmy Pattison Group across their portfolio of companies, led the western region IT effectiveness practice for KPMG, he was previously the CIO of Pivotal Corporation and Vice President of Information Technology for Seagate Software.

“I am delighted to be joining the First Majestic team at such an exciting time of expansion and growth,“ Mr. Palacios said. “As CIO, my goal will be to continue to implement and integrate new financial and operational infrastructure, create a showcase platform for reporting business intelligence and provide effective, scalable, and leading edge solutions to support First Majestic’s world-class operations and rapid future growth plans.”

Keith Neumeyer, President & CEO of First Majestic states, “Martin’s wealth of experience and knowledge, his Mexican heritage and Canadian citizenship and his leadership and vision will add significant value to our expansion efforts in Mexico. It’s a very good time in First Majestic’s growth cycle to create this new role within our organization and to have someone of Martin’s calibre to fill this position. I'm confident that he’ll bring forward numerous ideas and solutions to make all our current and future operations more efficient by using all the latest operational and reporting technologies and associated IT infrastructures. We are very fortunate to have him join our management team and we look forward to his strategic IT direction, solutions and support.”

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" of “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, respectively. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the accuracy of mineral reserve and resource estimates; the estimated cost and timing of development of our development projects; the timing of completion of exploration programs and preparation of technical reports; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; the Company’s cash flow and availability of alternate sources of capital; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining or development, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company's title to properties; and the factors identified under the caption "Risk Factors" in the Company's Annual Information Form, under the caption "Risks Relating to First Majestic's Business".

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.